

May 14, 2024

Gyuheyn Jeon
Chief Executive Officer
Reelcause Inc.
4760 S. Pecos Road, Suite 103
Las Vegas, NV 89121

>   **Re: Reelcause Inc.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form 10-12G**
>   **Filed February 29, 2024**
>   **File No. 000-56627**

Dear Gyuheyn Jeon:

We issued comments to you on the above captioned filing on March 12, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 28, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William B. Barnett, Esq.